06011958

LINDSEY MORDEN GROUP INC.

70 UNIVERSITY AVENUE, SUITE 1200 - TORONTO, ONTARIO M5J 2M4 - TELEPHONE (416) 596-8020 FAX (416) 596-6510

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
USA

SUPPL

SEC MAIL RECEIVED PROCESSING MAR 24 2006 WASH. D.C. 213 SECTION

Dear Sir or Madam:

Re: Lindsey Morden Group Inc. – File No. 82-5143

As required pursuant to our December 2000 rights offering in reliance on the U.S. – Canada Multijuridsictional Disclosure System, we are furnishing you with copies of the following that were mailed to shareholders on March 10, 2006:

- Notice of annual meeting of shareholders of Lindsey Morden Group Inc. to be held on April 13, 2006;
- Management Information Circular;
- Proxy

Please call me at (416) 596-8020 ext. 417 with any questions.

Yours truly,

Peter Fritze
Senior Vice President Corporate Affairs

PROCESSED
MAR 28 2006
THOMSON FINANCIAL

dlw 3/28

LINDSEY MORDEN GROUP INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual and special meeting of shareholders of Lindsey Morden Group Inc. (the "Corporation") will be held in Room A, 4th Floor, The Toronto Board of Trade, 1 First Canadian Place, Toronto, Ontario, on Thursday, April 13, 2006 at 10:30 a.m. (Toronto time), for the following purposes:

1. to receive the Corporation's 2005 Annual Report, including the audited consolidated financial statements of the Corporation for the year ended December 31, 2005 and the report of the auditors thereon;

2. to consider and, if thought advisable, pass a special resolution authorizing an amendment to the articles of amalgamation of the Corporation to change the name of the Corporation from "Lindsey Morden Group Inc./Groupe Lindsey Morden Inc." to "Cunningham Lindsey Group Inc./Groupe Cunningham Lindsey Inc.";

3. to elect directors;

4. to appoint auditors and to authorize the directors to fix their remuneration; and

5. to transact such further and other business as may properly come before the meeting or any adjournment thereof.

The text of the special resolution referred to in 2 above is set out in Schedule A to the accompanying management proxy circular.

If you cannot be present to vote in person at the meeting, please complete and sign the enclosed proxy form and return it in the envelope provided to CIBC Mellon Trust Company, Proxy Department, 200 Queen's Quay East, Unit #6, Toronto, Ontario M5A 4K9 so as to arrive before 9:30 a.m. (Toronto time) on Wednesday, April 12, 2006 or, if the meeting is adjourned, 48 hours (excluding Saturdays and holidays) before the beginning of any adjourned meeting. Please read the accompanying management proxy circular and proxy form for further information regarding completion and use of the proxy form and other information pertaining to the meeting.

By Order of the Board of Directors

Peter Fritze

PETER FRITZE
Senior Vice-President, Corporate Affairs
and Corporate Secretary

Toronto, Ontario
March 2, 2006

MANAGEMENT PROXY CIRCULAR

SOLICITATION OF PROXIES

The enclosed proxy is solicited by the management of Lindsey Morden Group Inc. (the "Corporation", also referred to using "we", "us" or "our") for use at the annual and special meeting of our shareholders (the "meeting") referred to in the accompanying notice of meeting to be held at the time and place and for the purposes set forth in the notice, and at any adjournment of the meeting. The information in this management proxy circular (the "circular") is furnished in connection with management's solicitation of proxies and is given as of March 2, 2006 unless indicated otherwise.

We will bear the cost of soliciting proxies. The solicitation will be made primarily by mail, although certain of our officers and employees may solicit proxies by telephone or personally at nominal cost to us.

The persons named in the enclosed proxy form are representatives of management and are directors and/or officers of the Corporation. **A shareholder who wishes to appoint another person as proxyholder to attend, vote and otherwise act on the shareholder's behalf at the meeting or any adjournment of the meeting may do so by inserting that person's name in the blank space provided in the proxy form or by completing another proxy form.** The other person does not need to be one of our shareholders.

To be valid, proxies must be deposited with our transfer agent, CIBC Mellon Trust Company, Proxy Department, 200 Queen's Quay East, Unit #6, Toronto, Ontario M5A 4K9 before 9:30 a.m. (Toronto time) on April 12, 2006 or, if the meeting is adjourned, 48 hours (excluding Saturdays and holidays) before the beginning of any adjourned meeting.

The management representatives designated in the enclosed proxy form will vote or withhold from voting the shares in respect of which they are appointed by proxy on any ballot that may be called for in accordance with the instructions of the shareholder as indicated on the proxy and, if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly. **In the absence of instructions, such shares will be voted by the management representatives FOR the Special Resolution (as defined below), FOR the election of directors and FOR the appointment of auditors as indicated under those headings in this circular.**

The enclosed proxy form confers discretionary authority on the proxyholder designated in the proxy form with respect to amendments or variations to matters identified in the notice of meeting and with respect to other matters that may properly come before the meeting. At the date of this circular, our management knows of no such amendments, variations or other matters.

Each holder of our Multiple Voting Shares or our Subordinate Voting Shares of record at the close of business on March 1, 2006, the record date established for notice of the meeting and for voting in respect of the meeting, will be entitled to vote at the meeting or any adjournment of the meeting. Holders of shares representing in person or by proxy at least 10% of the votes entitled to be voted at the meeting constitute a quorum for the meeting.

Only registered shareholders, or the persons they appoint as their proxyholders, are permitted to attend and vote at the meeting. However, in many cases, Subordinate Voting Shares beneficially owned by a holder (a "Non-Registered Holder") are registered either:

(a) in the name of an intermediary that the Non-Registered Holder deals with in respect of the shares, such as a bank, trust company, securities dealer or broker, or a trustee or administrator of a self-administered RRSP, RRIF, RESP or similar plan; or

(b) in the name of a depository (such as The Canadian Depository for Securities Limited or "CDS").

In accordance with Canadian securities law, we have distributed copies of the notice of meeting, this circular, the proxy form and the 2005 Annual Report (collectively, the "meeting materials") to CDS and intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward meeting materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Typically, intermediaries will use service companies to forward the meeting materials to Non-Registered Holders. Non-Registered Holders who have not waived the right to receive meeting materials will either:

(a) be given a proxy which has already been signed by the intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. This proxy form need not be signed by the Non-Registered Holder. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the proxy form and deposit it with CIBC Mellon Trust Company, Proxy Department, 200 Queen's Quay East, Unit #6, Toronto, Ontario M5A 4K9 in the manner described above; or

(b) receive a voting instruction form which must be completed and signed by the Non-Registered Holder in accordance with the directions on the voting instruction form (which may in some cases permit the completion of the voting instruction form by telephone or through the Internet).

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the shares they beneficially own. If you are a Non-Registered Holder and wish to attend and vote at the meeting in person (or have another person attend and vote on your behalf), you should strike out the names of the persons named in the proxy and insert your (or such other person's) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions on the form. ***In either case, you should carefully follow the instructions of your intermediary and its service provider(s) and contact your intermediary promptly if you need assistance.***

A registered shareholder who has given a proxy may revoke the proxy by:

(a) completing and signing a proxy bearing a later date and depositing it with CIBC Mellon Trust Company as described above; or

(b) depositing an instrument in writing executed by the shareholder or by the shareholder's attorney authorized in writing: (i) at our registered office at any time up to and including the last business day preceding the day of the meeting, or any adjournment of the meeting, at which the proxy is to be used, or (ii) with the chairman of the meeting before the beginning of the meeting on the day of the meeting or prior to the beginning of any adjournment of the meeting on the day of the adjournment; or

(c) in any other manner permitted by law.

A Non-Registered Holder may revoke a voting instruction form or a waiver of the right to receive meeting materials and to vote given to an intermediary at any time by written notice to the intermediary, except that an intermediary is not required to act on a revocation of voting instruction form or of a waiver that is not received by the intermediary at least seven days prior to the meeting.

VOTING SHARES AND PRINCIPAL SHAREHOLDERS

We have 19,919,968 Subordinate Voting Shares and 2,172,829 Multiple Voting Shares outstanding.

Each Subordinate Voting Share carries one vote per share and each Multiple Voting Share carries ten votes per share at all meetings of shareholders except for separate meetings of holders of any class of shares. Before giving effect to the adjustments described below, the outstanding Subordinate Voting Shares represent approximately 47.8% of the aggregate voting rights attaching to our outstanding securities. If the weighted average trading price per share of the Subordinate Voting Shares is, in the principal trading market of the Subordinate Voting Shares, less than $3.86 (as adjusted pursuant to our articles in specified circumstances) during any period of 30 consecutive trading days during the three-month period ending ten days prior to the date that notice of a shareholders' meeting is mailed to shareholders, the number of votes carried by each Multiple Voting Share will be temporarily reduced to one vote per share for that meeting. The Multiple Voting Shares will automatically and permanently be reduced to one vote per share if Fairfax Financial Holdings Limited ("Fairfax"), a publicly-traded financial services holding company and the beneficial holder of all the issued and outstanding Multiple Voting Shares, sells more than one-third of the Multiple Voting Shares held by it, except to a purchaser who makes an equivalent unconditional offer for all Subordinate Voting Shares of the Corporation. Fairfax has agreed not to sell Multiple Voting Shares except to such a purchaser. The Multiple Voting Shares will also automatically and permanently lose their multiple voting rights if there is a change of control of Fairfax. The Multiple Voting Shares are convertible on a one-for-one basis into Subordinate Voting Shares at any time at the option of the holder.

During a period of 30 consecutive trading days during the three-month period ending ten days prior to the date that notice of the meeting will be mailed to shareholders, the weighted average trading price per share of the Subordinate Voting Shares in the principal trading market for Subordinate Voting Shares was less than $3.86. Accordingly, the number of votes carried by each Multiple Voting Share will be temporarily reduced to one vote per share for the meeting, and the information contained in the balance of this circular is presented on that basis. For purposes of the meeting, the outstanding Subordinate Voting Shares represent approximately 90.2% of the aggregate voting rights attaching to our outstanding securities.

To the knowledge of our directors and officers, the only person beneficially owning (directly or indirectly) or exercising control or direction over more than 10% of the votes attached to any class of our shares is V. Prem Watsa, directly and indirectly through Fairfax which he indirectly controls. Fairfax beneficially owns all the Multiple Voting Shares and 15,713,741 Subordinate Voting Shares and Mr. Watsa directly owns an additional 63,750 Subordinate Voting Shares, and exercises control or direction over an additional 2,500 Subordinate Voting Shares; all of these shares, in aggregate, represent approximately 81.3% of the votes attaching to all classes of our shares (100% of the total votes attached to our Multiple Voting Shares and 79.2 % of the total votes attached to our Subordinate Voting Shares) for the meeting.

BUSINESS OF THE MEETING – ANNUAL REPORT

A copy of our 2005 Annual Report is enclosed and includes our audited consolidated financial statements (including notes to and auditors' report on the statements) for the year ended December 31, 2005, together with management's discussion and analysis of financial condition and results of operations ("MD&A") for the year. No action will be taken at the meeting with respect to approval or disapproval of the 2005 Annual Report.

BUSINESS OF THE MEETING – CHANGE IN NAME OF THE CORPORATION

We are proposing to change our name from "Lindsey Morden Group Inc./Groupe Lindsey Morden Inc." to "Cunningham Lindsey Group Inc./Groupe Cunningham Lindsey Inc." in order to more closely align our corporate identity with the common banner used by our operating subsidiaries. Our Board of Directors has approved the adoption of our new name, subject to approval at the meeting. We also plan to change the ticker symbol under which our Subordinate Voting Shares are listed on the Toronto Stock Exchange (the "TSX") from "LM.SV" to "LIN" to reflect the new corporate name and the TSX's recent decision to discontinue the use of special voting labels in ticker symbols.

At the meeting, shareholders will be asked to consider and, if thought advisable, to pass a special resolution (the "Special Resolution"), the form of which is set out as Schedule A to this circular, authorizing an amendment to our articles of amalgamation to change our name from "Lindsey Morden Group Inc./Groupe Lindsey Morden Inc." to "Cunningham Lindsey Group Inc./Groupe Cunningham Lindsey Inc.". In order to become effective, the Special Resolution must be passed by more than two-thirds of the votes cast in person or by proxy at the meeting. On any ballot that may be called for on the Special Resolution, the management representatives named in the enclosed proxy form intend to cast the votes to which the shares represented by the proxy are entitled in favour of the Special Resolution, unless the shareholder who has given the proxy has directed that the shares be voted against the Special Resolution.

BUSINESS OF THE MEETING – ELECTION OF DIRECTORS

Nine directors are to be elected at the meeting to serve until the next annual meeting or until a successor is elected or appointed. Unless otherwise directed, proxies in the enclosed form will be voted for the election of the nominees named below. Management does not anticipate that any of the proposed nominees will be unable to serve as a director, but in case any of the nominees becomes unavailable for election for any presently unforeseen reason, the management representatives named in the proxy reserve the right to vote for another nominee at their discretion.

We have an audit committee (the "Audit Committee"), a compensation committee (the "Compensation Committee") and a corporate governance and nominating committee (the "Corporate Governance and Nominating Committee"), members of which are identified by the footnotes in the chart below. If current committee members are elected as directors at the meeting, we intend to re-appoint them to their respective committees, and to appoint Robert S. Weiss to the Audit Committee and Anthony F. Griffiths to the Compensation Committee in place of Robbert Hartog who has advised the Board of Directors that he wishes to step down as of the close of the meeting.

James F. Dowd, the Chair of our Board of Directors, has advised the Board that he wishes to stand as nominee for re-election as director but step down as Chair of the Board as of the close of the meeting. If elected as director at the meeting, we intend to appoint Anthony F. Griffiths as Chair of the Board.

The following information is submitted with respect to the nominees for director, all of whom currently serve as directors of the Corporation except for Robert S. Weiss who has been nominated for the first time.

Name, Residence, Office in Corporation, Principal Occupation and Office(s) with Fairfax (1)	Director Since	Ownership or Control Over Voting Securities the Corporation (1)	Fairfax (1)
JAN CHRISTIANSEN Barrington, Illinois, U.S.A. President and Chief Executive Officer of the Corporation	2004	nil	nil
JAMES F. DOWD (2) New Canaan, Connecticut, U.S.A. Director of the Corporation and Chair of the Board President and Chief Executive Officer of Fairfax Inc. (insurance holding company)	2001	15,000 (2)	18,623
ANTHONY F. GRIFFITHS (3)(4)(5) Toronto, Ontario, Canada Director of the Corporation Corporate Director and Independent Consultant Lead Director of Fairfax	1989	4,666	13,000
MICHAEL R.F. LANGDON (5)(7) London, England Director of the Corporation Chairman, Rutland Partners LLP (fund management company)	1999	8,240	nil
PAUL MURRAY (4)(6)(8) Toronto, Ontario, Canada Director of the Corporation President, Pinesmoke Investments Ltd. (private investment company) Director of Fairfax	2005	nil	(8)
ERIC P. SALSBERG Toronto, Ontario, Canada Director of the Corporation Vice President, Corporate Affairs of Fairfax	2002 (9)	nil	85,589 (9)
CHRISTOPHER H. SPORBORG (5)(6)(10) Hertfordshire, England Director of the Corporation Chairman, Countrywide plc (financial services and estate agency) Chairman, Chesnara plc (closed life assurance company)	1999	nil	nil
V. PREM WATSA (11) Toronto, Ontario, Canada Director of the Corporation Chair and Chief Executive Officer of Fairfax	1987	(11)	(11)
ROBERT S. WEISS (12) Toronto, Ontario, Canada Corporate Director	(12)	nil	810

(1) Information regarding the boards of other public companies in Canada (other than Fairfax) and other jurisdictions of which nominees are members is provided in the footnote disclosure below. This information as well as information as to ownership or control over voting securities by each nominee, not being within the knowledge of the Corporation, has been provided by the nominee. The shares are in all cases Subordinate Voting Shares, except as set out in (11) below.

(2) Mr. Dowd is also Vice Chair of the Board of Odyssey Re Holdings Corp. Mr. Dowd has a grant of 15,000 restricted Subordinate Voting Shares pursuant to the Lindsey Morden Group Inc. Equity Plan which are subject to a restricted period that expires on December 3, 2007.

(3) Mr. Griffiths serves as lead director and audit committee member of Fairfax. He is also Chairman of Russel Metals Inc. and Novadaq Technologies Inc., a director and audit committee member of Alliance Atlantis Communications Inc. and Jaguar Mining Inc., and a director of Vitran Corporation Inc., PreMD Inc. (formerly IMI International Medical Innovations Inc.), Burgundy Asset Management Ltd and Hub International Limited. Mr. Griffiths is also a director and audit committee member of Fairfax subsidiaries Northbridge Financial Corporation, Odyssey Re Holdings Corp. and Crum and Forster Holdings Corp. Mr. Griffiths was previously a director of Brazilian Resources Inc. which was subject to an insider cease trade order issued by the Ontario Securities Commission in June 2001 due to the late filing of financial statements. All required documents were filed by Brazilian Resources Inc. in July 2001 and the cease trade order was rescinded. Mr. Griffiths was formerly a director of Consumers Packaging Inc. while it operated under the protection of the Companies' Creditors Arrangement Act (Canada). During the protection period, cease trade orders were issued against management and insiders due to the failure to file financial statements.

(4) Member of the Audit Committee. We are required to have an audit committee and do not have an executive committee.

(5) Member of the Corporate Governance and Nominating Committee.

(6) Member of the Compensation Committee.

(7) Mr. Langdon is also director of Rutland Trust plc.

(8) Mr. Murray is an audit committee member of Fairfax and also director of Hub International Limited. He controls Pinesmoke Investments Ltd. which owns 80,000 subordinate voting shares of Fairfax.

(9) Mr. Salsberg previously was a director of the Corporation from 1987 to December 2001. Mr. Salsberg's spouse beneficially owns 4,230 subordinate voting shares of Fairfax.

(10) Mr. Sporborg is also a director of Getty Images Inc.

(11) Mr. Watsa is also Chair of Odyssey Re Holdings Corp. and Northbridge Financial Corporation and a director of Crum & Forster Holdings Corp., in each case, a subsidiary of Fairfax.

Mr. Watsa controls Fairfax (see below), which beneficially owns 2,172,829 Multiple Voting Shares and 15,713,741 Subordinate Voting Shares of the Corporation, and himself owns 63,750 Subordinate Voting Shares, and exercises control or direction over an additional 2,500 Subordinate Voting Shares of the Corporation.

Mr. Watsa controls The SixtyTwo Investment Company Limited ("Sixty Two"), which owns 1,548,000 multiple voting shares and 50,620 subordinate voting shares of Fairfax. Mr. Watsa himself beneficially owns an additional 255,552 subordinate voting shares of Fairfax and exercises control or direction over an additional 2,100 subordinate voting shares of Fairfax, which, together with the shares owned by Sixty Two, represent 48.4% of the total votes attached to all classes of Fairfax's shares.

(12) Mr. Weiss is a director nominee. Mr. Weiss is a chartered accountant who was Managing Partner-Ontario for Arthur Andersen & Co., Canada, a major accounting firm, from 1995 until his retirement in 2000. From 1974 to 1995, he held various positions with Arthur Andersen. Mr. Weiss is currently a director of, and the audit committee chair for, Gennum Corporation.

Each director nominated for election has held the principal occupation listed above for the past five years, other than: Jan Christiansen, who from November 2002 to July 2004 was an independent consultant and prior thereto was Executive Vice President and Chief Financial Officer of USF Worldwide, Inc. (a freight forwarding company); and Christopher H. Sporborg who became Chairman of Chesnara plc in May 2004.

BUSINESS OF THE MEETING – APPOINTMENT OF AUDITORS

We propose to re-appoint PricewaterhouseCoopers LLP as our auditors to hold office until the next annual meeting of shareholders at a remuneration to be fixed by the Board. PricewaterhouseCoopers LLP were first appointed as our auditors on October 18, 2004. PricewaterhouseCoopers LLP also act as auditors for Fairfax and its subsidiaries. The resolution relating to auditor appointment must be passed by more than 50% of the votes cast in person or by proxy at the meeting. Unless otherwise directed, proxies submitted in the enclosed form will be voted for the re-appointment of PricewaterhouseCoopers LLP.

Our Audit Committee has adopted policies and procedures (the "Policies") for the pre-approval of services performed for our subsidiaries and us by our external auditors, the objective of which is to support the independence of our external auditors. The Policies require the Audit Committee to pre-approve the following: audit services (all engagements provided by our external auditors as well as all engagements provided by any other registered public accounting firm); and audit-related, tax and other non-audit services (all engagements provided by our external auditors). The Policies also enumerate pre-approved services including specific audit, audit-related, tax and other non-audit services that are consistent with the independence requirements of Canadian independence standards for auditors and applicable legal requirements.

The Audit Committee is required to review the Policies on at least an annual basis. The Chair of the Audit Committee may grant ad hoc approvals for tax advisory services on behalf of the Committee, provided that any approvals are reported to the full Committee at its next scheduled meeting. The Policies do not delegate any of the Audit Committee's responsibilities to management.

The following chart summarizes fees paid to our external auditors for services they have rendered to us in the two most recently completed financial years.

For fiscal years ($millions)	2005	2004
Audit fees	1.8	2.3
Audit-related fees	0.1	—
Tax fees	—	0.2
All other fees	—	0.1
Total	**1.9**	**2.6**

Audit fees generally relate to audit services associated with periodic reports, offering documents and other documents filed with securities regulatory authorities or other documents issued in connection with securities offerings. Audit-related fees are for accounting consultations and other services related to our financial statements, but not considered part of the audit. Tax fees are for tax services outside of the audit scope comprised of consultations for transfer pricing and other international tax matters, capital tax and assistance with the preparation of corporate tax returns. All other fees are for other non-audit services including consultations related to the design and implementation of internal accounting controls.

STATEMENT OF EXECUTIVE COMPENSATION

Summary Compensation Table

The following table provides a summary of compensation earned in Canadian dollars during each of the last three fiscal years by our named executive officers (determined in accordance with applicable rules).

		Annual Compensation			Long-Term Compensation			
Name & Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)(1)	Securities Under Options Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)	All Other Compensation ($)(2)
JAN CHRISTIANSEN (3)	2005	339,393	242,280	—	—	—	—	5,711
President & CEO	2004	150,197	114,404	—	—	—	—	—
PETER K. FRITZE	2005	117,692	0	12,656	—	—	—	10,000
Sr. Vice President,	2004	225,000	75,000	—	—	—	—	10,000
Corporate Affairs and	2003	225,000	112,500	—	—	—	—	10,000
Corporate Secretary								
DAVID C. LANGILLE	2005	156,923	0	—	—	—	—	643,334
Former Sr. Vice President,	2004	225,000	50,000	—	—	—	—	10,000
Chief Financial Officer	2003	210,000	105,000	—	—	—	—	10,000
STEPHEN COTTRELL (4)	2005	64,857	44,216	—	—	—	—	—
Vice President,								
Chief Financial Officer								

(1) Except as disclosed, other annual compensation is less than $50,000 and 10% of the total annual salary and bonus of each named executive officer. Other annual compensation for Peter Fritze is comprised of car lease, fuel and maintenance expenses.

(2) All other compensation consists of corporate contributions to a defined contribution pension plan on behalf of each named executive officer other than Stephen Cottrell. In the case of David Langille, the amount shown also includes post-employment payments of $633,334, which are described below.

(3) Jan Christiansen commenced employment with us in August 2004. From May 2004 to August 2004, Jan Christiansen was a consultant to Cunningham Lindsey U.S. Inc. and received $29,179 for those services (the income for 2004 is included under "Salary").

(4) Stephen Cottrell commenced employment with us in September 2005 and received a signing bonus of U.S.$10,000 in 2005 (the income is included under "Bonus").

Employment and Post-Employment Arrangements

Each of our named executive officers (i) is employed by us for an indefinite term, (ii) is paid a base monthly salary, calculated based on annual salaries for Mr. Christiansen, Mr. Cottrell and Mr. Fritze of U.S.$315,000, U.S.$160,000 and Cdn $225,000, respectively, and (iii) is eligible to receive an annual incentive cash bonus (amounts earned in 2005 are shown in the above table) and to participate in our equity compensation plans in place from time to time. Each also receives car, non-pension and pension benefits (amounts earned in 2005 are shown in the above table), 4 weeks' paid vacation and reimbursement of professional dues. In addition to the foregoing, Stephen Cottrell has an employment agreement which, in addition to the arrangements described above, provides (i) for a base salary of U.S.$160,000 (less applicable and authorized deductions), (ii) that, upon termination other than for cause, he will be entitled to severance payments at his then current base salary (less applicable and authorized deductions) to be paid in equal installments over a 12 month period, together with a car allowance of US$800 per month and certain medical, dental and life insurance benefits during the period, and (iii) contains covenants not to compete with the Corporation during his employment, and not to interfere with the Corporation's employment relationships or solicit the business of specified customers of the Corporation for specified periods.

David Langille, our former Senior Vice President and Chief Financial Officer, ceased employment with us on September 12, 2005. In accordance with the terms of his employment agreement, David Langille (i) is receiving his 2005 salary until September 12, 2007, (ii) is entitled to additional lump sum payments of $56,667 each on January 1, 2006 and January 1, 2007, together with $2,500 in respect of certain expenses, (iii) is entitled to payments of $33,750 on September 12, 2005 and September 12, 2006 in lieu of benefits (all such amounts are included under "All Other Compensation"), and (iv) is subject to a non-solicitation agreement until September 12, 2006.

Equity Compensation Plan

In 2001, we implemented the Lindsey Morden Group Inc. Equity Plan. Participants are senior officers of the Corporation and its subsidiaries. No awards were made under the plan to named executive officers in 2005. For U.S. participants, the plan operates as a restricted share plan under which participants receive Subordinate Voting Shares of the Corporation after stipulated vesting periods (for existing awards, generally expiring July 1, 2003, 2004 or 2005 and July 1, 2006 or 2007). For non-U.S. participants, including the named executive officer below, the plan operates as nearly as possible like a restricted share plan but, in light of differences in applicable tax law, is structured to provide awards of options. Restricted share awards and option grants are made in respect of outstanding Subordinate Voting Shares acquired by an affiliate of ours for the plan in order that awards and grants do not dilute the interests of other shareholders.

Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year-End Option Values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Dec. 31/05 (#) Exercisable/Unexercisable	Value of Unexercised in-the-Money Options at Dec. 31/05 ($) Exercisable/Unexercisable
Peter K. Fritze	Nil	Nil	17500/17500 (1)	0/0

(1) Option grants are made by an affiliate of ours in respect of outstanding Subordinate Voting Shares held by the affiliate. To ensure the plan operates as nearly as possible like the restricted share plan for U.S. participants, the exercise price of each option is the lower of $6.00 per share and the market price per share of Subordinate Voting Shares on the last trading day before exercise. The right to exercise options vests as to 50% of shares under option on July 1, 2003 and as to 50% of shares under option on January 1, 2007. The options expire on December 16, 2011. Dividend equivalents (based on dividends paid on shares under option, if any) are paid at the time of exercise of an option.

Composition of the Compensation Committee

Christopher H. Sporborg (Chair), Robbert Hartog and Paul Murray served on the Compensation Committee during the 2005 financial year. None is an officer, employee or former officer or employee of the Corporation or any of its subsidiaries.

Report on Executive Compensation

The Compensation Committee is responsible for making recommendations to the Board regarding the compensation of our President and Chief Executive Officer and for reviewing the recommendations of the President and Chief Executive Officer on the compensation of our other executive officers. Executive officers receive an annual base salary and are eligible to receive an annual incentive cash bonus and long-term compensation awards under our equity compensation plans. The Compensation Committee meets in camera to discuss the base salary, annual incentives and other compensation awarded to our President and Chief Executive Officer. Because grants under our equity compensation plans are made on a one-time or infrequent basis, the compensation of our executive officers in any year has historically been heavily weighted toward salaries and annual bonuses. Excluding pension plan participation, that weighting was 100% in 2005 as no awards were made under our equity compensation plans in the year.

The President and Chief Executive Officer's 2005 salary was set with reference to a report of compensation consultants completed in 2002 that provided a competitive compensation review for the President and Chief Executive Officer position for the Corporation and each of our principal subsidiaries having regard to similarly sized companies in the financial services and insurance industry in relevant market(s). The report was completed at the request of management, although Compensation Committee members at the

time had full access to the report's authors. The same report, together with a report by the President and Chief Executive Officer, was used to determine the salary of the other named executive officers. Although meaningful direct comparisons are limited by the small number of companies engaged in businesses like ours, the Compensation Committee generally references total compensation (salary and bonus) at the 50th percentile of the report's comparative group, adjusted for estimated increases since the report was issued.

In awarding bonuses or other non-salary compensation for a given year, the Compensation Committee also considers our financial performance during that year, the extent, if any, by which that performance met predetermined goals of profitability and cash flow, and the individual's performance in the year in his or her area of responsibility. For 2005, the Compensation Committee recommended and the Board approved a bonus of U.S.$200,000 to Jan Christiansen primarily due to the significant improvement in our financial performance, particularly in our operating and net earnings, relative to both 2004 results and internal budgets. The Compensation Committee also took into account Mr. Christiansen's 2006 salary (unchanged from 2005), the successful completion of a rights offering in 2005, compliance with debt covenants and certain other qualitative factors relating to performance, including the duties and responsibilities set out in the position description adopted by the Board during the year. The total cash compensation (salary and bonus) awarded to Mr. Christiansen was below the 50th percentile benchmark referred to above.

Report presented by: Christopher H. Sporborg (Chair), Robbert Hartog and Paul Murray

Performance Graph

The following graph compares the five-year cumulative total return (assuming reinvestment of dividends) of a $100 investment on December 31, 2000 in our Subordinate Voting Shares and in the shares comprising the S&P/TSX Composite Total Return Index.

Five-Year Cumulative Total Return on $100 Investment Assuming Dividend Reinvestment (December 31, 2000 – December 31, 2005)


150
120
90
60
30
0
2000
2001
2002
2003
2004
2005

	2000	2001	2002	2003	2004	2005
S&P/TSX Composite Total Return Index	$100	$87	$77	$97	$111	$138
Lindsey Morden Group Inc.	$100	$88	$99	$39	$28	$41

Compensation of Directors

Directors who are also employees or officers of the Corporation or Fairfax receive no remuneration for acting as a director of the Corporation or any subsidiary. Our other directors receive director fees, comprised of an annual fee of $6,000 plus $500 for each board or committee meeting attended. Directors are also reimbursed for travel and other out-of-pocket expenses incurred in attending board or committee meetings. Christopher H. Sporborg also receives an annual director fee of £30,000 for serving as director of one of our United Kingdom subsidiaries. James F. Dowd, the current Chair of our Board, has a grant of 15,000 restricted Subordinate Voting Shares pursuant to our equity compensation plan, the terms of which are described above under the heading "Statement of Executive Compensation — Equity Compensation Plan". James F. Dowd does not receive any other remuneration from the Corporation.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

We are committed to maintaining our standards of corporate governance and have continued to refine our policies and practices in light of regulatory initiatives directed at improving corporate governance. Our corporate governance practices are described below in accordance with National Instrument 58-101 – Disclosure of Corporate Governance Practices.

Ethical Business Conduct

We have adopted a Code of Business Conduct and Ethics (our "Code of Conduct") that governs the behaviour of our directors, officers and employees and those of our subsidiaries. A copy of our Code of Conduct is available on the SEDAR (System for Electronic Document Analysis and Retrieval) website at www.sedar.com.

Under our Code of Conduct, each covered person owes a duty to the Corporation to act at all times responsibly, ethically and with the highest degree of honesty and integrity. Our Code of Conduct sets out procedures for monitoring compliance and describes other steps taken to encourage and promote a culture of ethical business conduct. Specifically, covered persons are required to scrupulously avoid actual and potential conflicts of interest, and are subject to obligations regarding the protection and proper use of corporate assets and opportunities, confidentiality of corporate information, and compliance with applicable laws. Covered persons are required to report known or reasonably suspected violations in accordance with our Whistleblower Policy.

If a director's business or personal relationships present a material personal interest in a business matter or relationship that conflicts, or appears to conflict, with the interests of the Corporation or its subsidiaries, the issue will be referred to the Chair of our Board. Appropriate steps will then be taken to determine whether an actual or apparent conflict exists and, in accordance with statutory requirements, to determine whether it is necessary for the director to be excused from discussions on the issue.

All material related party transactions, including those in which a director or executive officer has a material interest, require the approval of our Audit Committee which may subsequently refer the matter to the full Board for its approval. In each case, a director who has a material interest in a transaction would be required to declare his or her interest, refrain from voting and, if necessary, decline to participate in any directors' meeting or part of a directors' meeting dealing with the transaction.

The Board or the Audit Committee may grant a specific, limited waiver under our Code of Conduct if it determines, based on information that it deems credible and persuasive, that the waiver is appropriate under the circumstances. Each situation will be considered separately on its merits and a decision in one case has no bearing on any other circumstances. It is not our intention to grant or to permit waivers from the requirements of the Code of Conduct. Any waiver granted will be disclosed to the extent required by applicable law or the rules of any applicable stock exchange.

Board of Directors

Independence

The Board determines whether each director of the Corporation is an independent director, as defined under applicable Canadian securities laws, by analyzing their conduct and their relationships with the Corporation, its affiliates and others.

A director will be considered to be independent if he or she has no direct or indirect material relationship with us, being a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of the director's independent judgment. Applicable Canadian securities laws specify circumstances in which directors will be deemed not to be independent, including additional criteria applicable to audit committee members.

Based on information provided by our directors as to their personal circumstances and the applicable legal tests, a majority of our Board members are independent directors. The Board has determined that of the nine nominees for election at the meeting, (i) Jan Christiansen is not considered to be independent by virtue of his management position with the Corporation, (ii) Eric P. Salsberg and V. Prem Watsa, are not considered to be independent as they are executive officers of Fairfax, an affiliate of ours, and (iii) James F. Dowd is not considered to be independent as he is an executive officer of Fairfax Inc., an affiliate of ours. The remainder of the nominees, namely Anthony F. Griffiths, Michael R.F. Langdon, Christopher H. Sporborg, Paul Murray and Robert S. Weiss, have all been determined to be independent directors.

Six of our directors hold shares in Fairfax and/or have relationships with Fairfax and certain of its subsidiaries as described under "Business of the Meeting – Election of Directors". Fairfax owns 81.0% of the votes attaching to all classes of shares of the Corporation and we have entered into certain transactions with it and its subsidiaries described under "Interest of Informed Persons in Material Transactions".

Although Mr. Murray and Mr. Griffiths are directors of Fairfax and certain of its subsidiaries, each is obligated, as a director of the Corporation, to act in our best interests. None has any other relationship with the Corporation or its subsidiaries, except as a direct or indirect shareholder. Accordingly, the other members of the Board have determined that neither Mr. Murray nor Mr. Griffiths has a material relationship with the Corporation which could reasonably interfere with the exercise of his independent judgment. Nevertheless, if matters were to arise between the Corporation and/or its subsidiaries on the one hand and Fairfax and/or its affiliates on the other, they and Messrs. Dowd, Salsberg and Watsa, would be required to declare their interest, refrain from voting and, if necessary, decline to participate in any directors' meeting or part of a directors' meeting dealing with such issues.

James F. Dowd, the Chair of our Board of Directors, has advised the Board that he intends to step down as Chair of the Board as of the close of the meeting. If elected as director at the meeting, we intend to appoint Anthony F. Griffiths, an independent director, as Chair of the Board.

Certain of our directors serve on the boards of other public companies in Canada and other jurisdictions. Information regarding those directorships appears in the footnote disclosure under "Business of the Meeting – Election of Directors".

Board Mandate

The Board is ultimately responsible for supervising the management of the business and affairs of the Corporation and, in doing so, is required to act in our best interests. The Board has adopted a written mandate to confirm and formalize the Board's ongoing duty and responsibility for stewardship of the Corporation. A copy of the Board mandate is attached as Schedule "B" to this circular.

The Board discharges its responsibilities either directly or through its standing committees. Specific responsibilities set out in the Board's mandate include:

- Appointing and Supervising Management – including final approval of all senior management appointments, their compensation and the oversight of succession planning programs;
- Strategic Planning – including the review and approval of our business, financial and strategic plans;
- Monitoring Financial Performance – including the review of our ongoing financial performance and results of operations and review and approval of our audited and interim financial statements and MD&A;
- Risk Management – including the identification of principal business risks and ensuring the implementation of appropriate systems to effectively monitor and manage such risks;
- Establishing Policies and Procedures – the approval and monitoring of policies and procedures related to corporate governance, internal controls and ethics;
- Communication and Reporting – including the oversight of the timely and accurate disclosure of financial reports and other material corporate developments; and

- Other Responsibilities – including those related to position descriptions, orientation and continuing education, nomination of directors and Board evaluations.

The Board has delegated certain responsibilities to its committees and requires each to perform certain advisory functions and make recommendations to the Board in accordance with written charters.

Committees

Our Board currently has three standing committees: the Audit Committee, the Compensation Committee and the Corporate Governance and Nominating Committee. Each committee has a written charter, which it is required to reassess at least annually and report to the Board thereon.

In carrying out its duties, each committee may retain any outside advisor without Board approval at our expense at any time and has the authority to determine their advisors' fees and other retention terms. Individual directors may also request the Board to permit them to engage outside advisors, as required, at our expense in connection with fulfilling their duties and responsibilities.

Audit Committee

Our Audit Committee is composed of three directors, Robbert Hartog (Chair), Anthony F. Griffiths and Paul Murray. We intend to appoint Robert S. Weiss (Chair), Anthony F. Griffiths and Paul Murray as members of the Audit Committee if elected as directors at the meeting. The current and proposed Committee members are independent directors who meet the additional independence criteria that apply to Audit Committee members under Canadian securities laws.

The Audit Committee has direct communication channels with our internal finance department and meets directly with our external auditors on a regular basis. The Audit Committee Charter, attached as Schedule "C" to this circular, outlines the Audit Committee's responsibility for, among other things:

- overseeing the integrity of our financial statements, financial reporting process and control environment;
- reviewing our annual and interim financial statements, MD&A and related public disclosure prior to public release;
- recommending to the Board the external auditor to be appointed for the purpose of preparing or issuing an auditors' report or performing other audit, review or attest services for us;
- approving the annual audit plan and overseeing the Board's relationship with external auditors including their independence, performance and compensation;
- overseeing the work of our financial officers and external auditors;
- pre-approving permitted non-audit services provided to us or our subsidiaries by our external auditors;
- establishing policies and procedures for the receipt, retention and treatment of complaints regarding accounting or auditing matters, internal controls and disclosure controls and procedures and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters, internal controls and disclosure controls and procedures;
- reviewing and approving our hiring policies regarding partners, employees and former partners and employees of our external auditors; and
- approving all material related party transactions and any waivers from our Code of Conduct sought by our directors or executive officers.

Our external auditors provide us with ongoing assurance of their independence, report directly to the Audit Committee, attend each meeting of the committee and meet with its members without the presence of management where appropriate.

In accordance with applicable securities laws, each of the current and proposed members of the Audit Committee is "financially literate" and has the ability to perform his responsibilities as an Audit Committee member. The relevant education and/or experience of the current and proposed Audit Committee members is summarized below:

- Mr. Hartog (Current Chair) — Mr. Hartog has been a director and member of our Audit Committee since 1987. He is familiar with our factual circumstances and financial aspects and has a clear understanding of the accounting principles used in preparation of our financial statements.

- Mr. Griffiths — Mr. Griffiths has extensive experience as an audit committee and board member of a number of public companies as outlined under "Business of the Meeting – Election of Directors".

- Mr. Murray — Mr. Murray is a chartered accountant and has been the President of Pinesmoke Investments, a private investment company, since before 2000. Previously, Mr. Murray served as Chief Financial Officer and Chief Executive Officer of Donlee Manufacturing Industries (an auto parts manufacturer) and Vice President and Treasurer of Redpath Industries (a sugar refiner).

- Robert S. Weiss (Proposed Chair) — Mr. Weiss is a chartered accountant who was Managing Partner-Ontario for Arthur Andersen & Co., Canada, a major accounting firm, from 1995 until his retirement in 2000. From 1974 to 1995, he held various positions with Arthur Andersen. Mr. Weiss is currently a director of, and the audit committee chair for, Gennum Corporation.

Our Audit Committee has adopted policies and procedures for the pre-approval of services performed for us and our subsidiaries by our external auditors, the objective of which is to support the independence of our external auditors. See "Business of the Meeting – Appointment of the Auditors."

Compensation Committee

The members of the Compensation Committee are: Christopher H. Sporborg (Chair), Robbert Hartog and Paul Murray. We intend to appoint Christopher H. Sporborg (Chair), Anthony F. Griffiths and Paul Murray as members of the Compensation Committee if elected as directors at the meeting. The current and proposed Committee members are independent directors.

The Board of Directors has adopted a formal charter which outlines the responsibilities of the Compensation Committee with respect to, among other things:

- recommending to the Board the compensation paid to our President and Chief Executive Officer and, after obtaining the recommendation of the President and Chief Executive Officer, approving the compensation paid to other members of our senior management;

- reviewing retention, development and succession plans for senior management;

- approving the adoption of, or amendments to, incentive compensation or equity-based compensation plans and annual grants or awards under such plans, subject to shareholder or Board approval, as appropriate;

- recommending compensation for directors; and

- approving the "Report on Executive Compensation" section of our management proxy circular.

Corporate Governance and Nominating Committee

The members of the Corporate Governance and Nominating Committee are Anthony F. Griffiths (Chair), Christopher H. Sporborg and Michael R.F. Langdon, each of whom is an independent director. We intend to appoint those same directors to the Corporate Governance and Nominating Committee if elected as directors at the meeting.

The Board has adopted a formal charter which outlines the responsibilities of the Corporate Governance and Nominating Committee with respect to, among other things:

- reviewing the overall size, composition and independence of the Board;
- recommending to the Board candidates for election at our annual shareholders' meeting and, as the need arises, new candidates for Board membership;
- recommending to the Board candidates qualified for appointment or reappointment to Board committees;
- supervising the annual Board and director evaluation process;
- overseeing director orientation and continuing education;
- approving the "Statement of Corporate Governance Practices" section of this circular; and
- in consultation with the Compensation Committee, periodically reviewing and making recommendations to the Board regarding the adequacy and form of directors' compensation.

Board and Committee Meetings

The Board meets regularly to review our business operations and financial results. In addition to meeting in relation to annual and quarterly financial results, our Board meets to approve non-financial disclosure documents (such as our annual information form and our management proxy circular), after our annual shareholders' meeting and during the fourth quarter of the fiscal year as part of our budgeting and strategic planning process. Special meetings are called as necessary, the frequency and nature of which depend on the circumstances and the particular opportunities or risks that we face.

Board meetings include management reports to review and discuss specific aspects of our operations, and in camera sessions are held without management present as and when appropriate.

Board committees are comprised of independent directors and meet periodically throughout the year. At each meeting, our committees have the opportunity to meet in camera without management present. In addition, any independent director may call for a meeting of independent directors at any time.

In 2005, attendance by Board and committee members at meetings was as follows:

			Committees	
Director	**Board**	**Audit**	**Compensation**	**Corporate Gov.**
Jan Christiansen	10 of 10	—	—	—
James F. Dowd	6 of 10	—	—	—
Anthony F. Griffiths	9 of 10	5 of 5	—	1 of 1
Robbert Hartog	9 of 10	5 of 5	1 of 1	—
Paul Murray (1)	7 of 8	4 of 4	1 of 1	—
Michael R.F. Langdon	4 of 10	—	—	1 of 1
Eric P. Salsberg	9 of 10	—	—	—
Christopher H. Sporborg	8 of 10	—	1 of 1	1 of 1
V. Prem Watsa	10 of 10	—	—	—

(1) Mr. Murray's attendance figures exclude meetings held before March 1, 2005, the date he was first appointed to the Board.

The table does not reflect optional attendance in an observer capacity or attendance as management representative.

Position Descriptions

The Board has approved position descriptions for the Board Chair, committee Chairs, individual directors and the President and Chief Executive Officer. In accordance with its Charter, the Corporate Governance and Nominating Committee meets periodically to review each of those position descriptions and recommends changes to the Board where necessary.

The Chair of the Board is responsible for the management, development and effective performance of the Board, and for providing leadership to the Board in carrying out its duties. His specific responsibilities include:

- governing the conduct of the Board;
- acting as a liaison between the Board and management; and
- ensuring that appropriate procedures are in place to allow the Board and its committees to function effectively, efficiently and independently of management.

Chairs of Board committees are responsible for, among other things, scheduling, setting agendas for and presiding over committee meetings and acting as a liaison between the committee and the Board.

Directors are generally expected to possess appropriate knowledge of our business, regulatory and industry issues, to contribute effectively to the Board and its committees and to apply independent judgment on matters brought before them.

The President and Chief Executive Officer is responsible for, among other things, overseeing our day-to-day business affairs, leading our strategic planning and budgeting processes, supervising senior management, and implementing systems to ensure the integrity of the our internal control, management information systems and financial reporting.

Directors' Compensation

The Board sets the level of compensation for directors, based on the recommendations of the Corporate Governance and Nominating Committee which consults with the Compensation Committee on any portion of that compensation paid or granted pursuant to any incentive compensation or equity compensation plan. Directors who are also employees of the Corporation or Fairfax do not receive any additional compensation for acting as a director of the Corporation or of any of our subsidiaries.

From time to time the Corporate Governance and Nominating Committee reviews the amount and form of compensation paid to directors, taking into account the workload, responsibilities and risks of the directors. The committee's review may be conducted with the assistance of outside consultants.

For additional information regarding the compensation of directors, see "Statement of Executive Compensation – Compensation of Directors".

Nomination of Directors

The Corporate Governance and Nominating Committee recommends to the Board a list of nominees for election at our annual shareholders' meeting. As the need arises, the committee may also identify and recommend to the Board new candidates for Board membership.

Candidates for nomination as director come to the attention of the Corporate Governance and Nominating Committee from time to time through incumbent directors, management, shareholders or third parties and may be considered at meetings of the committee at any point during the year. If the committee believes at any time that the Board requires additional candidates for nomination, it may poll directors and management for suggestions or conduct research to identify possible qualified candidates either directly or through a third party search firm.

Candidates are evaluated against the Board's objective of attracting directors who represent diverse personal experiences and backgrounds, particularly among independent directors, taking into account the current and anticipated needs of the Board and its

committees. At a minimum, each candidate will have demonstrated: the highest personal and professional integrity; significant achievement in his or her field; experience and expertise relevant to our business; a reputation for sound and mature business judgment; the commitment to devote the necessary time and effort in order to conduct his or her duties effectively; and, where required, financial literacy. Candidates are also screened for conflicts of interest and material relationships that could impact their independence.

The Corporate Governance and Nominating Committee's process for identifying and evaluating nominees for director generally involves (with or without the assistance of a retained search firm) compiling names of potentially eligible candidates, vetting those candidates against the factors described above, conducting background and reference checks, conducting interviews with candidates and/or others, meeting to consider and approve final candidates and, as appropriate, preparing and presenting to the Board an analysis with regard to recommended candidates.

Orientation and Continuing Education

The Corporate Governance and Nominating Committee has established an orientation program for new directors which includes information on the role of the Board, its committees and individual directors, as well as relevant company and industry information. Each new director receives a binder with up-to-date information on our corporate and organizational structure, recent public filings and financial information, our constating documents, copies of Board and committee mandates and key corporate policies, including our Code of Conduct, Whistleblower Policy and our insider trading and reporting policy, as well as details regarding directors and officers indemnification and insurance coverage. Each new director attends an orientation session covering our values and strategy, as well as presentations by senior management of our operating subsidiaries. As well, new directors have regular and ready access to fellow directors and to senior management of the Corporation and its operating subsidiaries. Each new director has an opportunity to attend a full set of committee meetings during his or her first year of service regardless of the committee(s) to which he or she has been formally appointed.

Presentations are made regularly to the Board and committees to educate and keep them informed of changes within the Corporation and in legal, regulatory and industry requirements and standards. The Corporate Governance and Nominating Committee reviews information on available external education opportunities and ensures directors are aware of relevant opportunities. We pay tuition and expenses for directors to attend external education sessions and will pay our directors' membership dues in an appropriate organization that provides relevant publications and educational opportunities.

Board and Director Evaluation

The Corporate Governance and Nominating Committee is responsible for annually assessing the effectiveness of the Board, each committee and each director. The process involves the circulation of assessment questionnaires, the results of which are compiled and forwarded to the Chair of the Committee together with a summary of each director's meeting attendance during the year and direct and indirect ownership of our shares. The Chair of the Committee meets with individual directors to discuss evaluation results at a director's request or as may be required in order to address specific issues. The Chair of the Board meets with the Chair of the Committee on the same basis. Evaluation results are reported to the Committee and to the full Board at their next-scheduled meetings following the deadline for the return of the questionnaires. The self-assessment is strictly confidential to encourage full and frank commentary.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed below, based on information provided by our directors and executive officers, no informed person, proposed director, or any associate or affiliate of any informed person or proposed director had any material interest, direct or indirect, in any transaction completed since January 1, 2005 or that is proposed which has materially affected or would materially affect the Corporation or any of its subsidiaries.

We have entered into the material transactions described below with Fairfax since January 1, 2005. Fairfax's address is 95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7.

We have received a proposal to renew our $72.8 million existing non-revolving term credit facility until March 31, 2007, with an option to extend the facility for a further one-year term. In connection with the facility renewal, Fairfax has agreed to provide financing as necessary in order to allow us to meet our liabilities and obligations as and when they fall due under the renewed facility (including any extension) and under the financial covenants specified in the related loan agreement, but only to the extent that money is not otherwise readily available to us to meet such liabilities and obligations.

Fairfax owns greater than 75% of the total number of all our outstanding shares which allows it to include our United Kingdom subsidiaries in its consolidated tax return filings in the United Kingdom. In 2005, we made tax installment payments totalling $4.1 million to Fairfax. In January 2006, we received a refund of $1.1 million in respect of tax installments overpaid relating to 2005 and 2004. The tax installment payments would otherwise have been paid to tax authorities in the United Kingdom.

We have a management services agreement with Fairfax pursuant to which Fairfax provides us with specified management services in consideration for an annual management fee. During 2005, we paid $0.3 million to Fairfax in respect of management fees under that service agreement. Under that agreement, Fairfax has agreed to reimburse us for certain costs related to the disposal of the U.S. third party claims administration business completed in March 2004 including costs of $1.0 million incurred during 2005.

Revenue earned by us primarily from claims adjusting and claims management services rendered to companies under Fairfax's control in the normal course of business in 2005 was $7.9 million. Costs incurred by us for information and technology services provided by companies under Fairfax's control in the normal course of business in 2005 were $0.7 million. Costs incurred for taxation services provided by companies under Fairfax's control in the normal course of business in 2005 were $0.1 million. Amounts charged to companies under Fairfax's control for information and technology services provided and for rent, in the normal course of business, were $0.3 million and $0.2 million, respectively.

In 2005, we paid $1.2 million to Fairfax for participation in an insurance program arranged by Fairfax with third party carriers for additional blended excess errors and omissions, employment practices liability and directors' and officers' liability coverage, and for excess fiduciary and bond coverage, for claims made in the period June 1, 2005 to May 31, 2006.

We and Fairfax have agreed to reimburse a customer of the discontinued third party claims administration business of our United States subsidiary for the reasonable costs and expenses incurred including in some instances, costs of a new third party administrator, to transfer files if certain specified events occurred. These events included the disposal of the third party claims administration business. To ensure proper transition of files and customers to Broadspire Services Inc. during 2004, the agreement with the customer has been extended to apply if the customer requests that files be transferred from Broadspire. We and Fairfax have also agreed to indemnify the customer for stolen or lost fiduciary monies. We have indemnified Fairfax for its obligations under these arrangements.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

We previously maintained an Employee Share Purchase Plan under which designated employees, officers and directors of the Corporation or its subsidiaries, were granted loans to purchase our Subordinate Voting Shares. The aggregate indebtedness of all current and former employees, officers and directors of the Corporation and its subsidiaries to us, is approximately $2.6 million and is summarized in the table below. The majority of loans are due on demand and no loans bear interest. Each loan is secured by Subordinate Voting Shares. None of our executive officers, directors or their associates has any indebtedness to, or guaranteed by, us.

Aggregate Indebtedness ($)

Purpose	To the Corporation or its Subsidiaries	To Another Entity
Share Purchases	2,238,483	—
Other	350,000	—

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

Our majority shareholder, Fairfax, purchases and maintains directors' and officers' liability insurance for the directors and officers of Fairfax and certain of its subsidiaries, including the Corporation. It is part of a blended insurance program that provides a one-year combined aggregate limit of liability of U.S.$155 million, with a deductible to us of U.S.$10 million per loss. The approximate annual premium for the directors' and officers' liability insurance to Fairfax is U.S.$3.2 million of which approximately U.S.$350,000 is allocated to us. We have also purchased directors' and officers' liability insurance that supplements the Fairfax program with cover for any amounts paid by us to indemnify our directors and/or officers and with cover for directors and/or officers for non-indemnifiable amounts. This directors' and officers' insurance has a one-year combined aggregate limit of liability of U.S.$10 million, with a deductible of U.S.$100,000 per loss (U.S.$250,000 for securities' claims) for indemnifiable amounts and nil per loss for non-indemnifiable amounts. The approximate annual premium for this directors' and officers' liability insurance is U.S.$225,000. All directors' and officers' liability insurance expires May 31, 2006

SHAREHOLDER PROPOSALS FOR NEXT YEAR'S ANNUAL MEETING

The *Canada Business Corporations Act* permits certain eligible shareholders of the Corporation to submit shareholder proposals to the Corporation, which proposals may be included in a management proxy circular relating to an annual meeting of shareholders. The final date by which the Corporation must receive shareholder proposals for the annual meeting of shareholders of the Corporation to be held in 2007 is December 1, 2006.

OTHER INFORMATION

Financial information is provided in our audited consolidated annual financial statements and MD&A for our most recently completed financial year. Additional information relating to the Corporation is available through SEDAR at www.sedar.com.

Copies of our current Annual Information Form, when available, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the Annual Information Form; our most recently filed audited consolidated annual financial statements, together with the accompanying report of the auditors, MD&A, and any interim financial statements and MD&A of the Corporation that have been filed for any period after the end of our most recently completed financial year; and this circular are available to anyone, upon request, from our Corporate Secretary (without charge for our security holders).

APPROVAL

The contents of this circular and its sending to our shareholders have been approved by our directors.

By Order of the Board of Directors

Peter Fritze

PETER FRITZE
Senior Vice-President, Corporate Affairs
and Corporate Secretary

Toronto, Ontario
March 2, 2006

SCHEDULE A
SPECIAL RESOLUTION TO CHANGE THE NAME OF THE CORPORATION

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1. The articles of amalgamation of the Corporation be amended to change the name of the Corporation from "Lindsey Morden Group Inc./Groupe Lindsey Morden Inc." to "Cunningham Lindsey Group Inc./Groupe Cunningham Lindsey Inc.";

2. The directors of the Corporation are hereby authorized to revoke this Special Resolution without further approval of the holders of the Corporation's Subordinate Voting Shares and Multiple Voting Shares, at any time prior to the endorsement by the Director under the *Canada Business Corporations Act* of a certificate of articles of amendment in respect of this Special Resolution; and

3. Any director or officer of the Corporation is hereby authorized and directed for and on behalf of the Corporation to execute and deliver articles of amendment, in duplicate, to the Director under the *Canada Business Corporations Act*, in order to give effect to this Special Resolution, and to execute and deliver all such other documents and to do all such acts and things as in the opinion of such director or officer may be necessary or desirable in connection with the foregoing.

SCHEDULE B
LINDSEY MORDEN GROUP INC. (The "Corporation")

MANDATE OF THE BOARD OF DIRECTORS

1. PURPOSE
The purpose of this Mandate is to clarify and define the boundaries between the roles and responsibilities of management and the Board of Directors of the Corporation (the "Board"). The Board explicitly assumes responsibility for the stewardship of the Corporation.

2. PRINCIPAL DUTIES OF THE BOARD
(a) General
The fundamental responsibility of the Board is to supervise the management of the business and affairs of the Corporation. In doing so, each director must act honestly and in good faith with a view to the best interests of the Corporation and must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

The Board must be fully informed of the Corporation's affairs, be actively engaged in the development of the Corporation's strategic direction and must supervise the implementation of the strategic direction by management. In doing so, the Board is responsible for appointing a competent executive management team. The Board will oversee and monitor the management of the business of the Corporation by that team.

To ensure that the decisions and actions of management serve the interests of the Corporation, the Board will carry out its Mandate either directly or through the following committees of the Board: the Audit Committee, the Compensation Committee, and the Corporate Governance and Nominating Committee. The Board may also appoint other committees from time to time.

(b) Integrity of Management
The Board delegates authority to the chief executive officer ("CEO") for the overall management of the Corporation. This includes strategy and operations to ensure the Corporation's long-term success. To ensure the integrity of the CEO, the Board will:

- approve the position description for the CEO, a position which will be separate from the chair of the Board ("Chair"). This position description will delineate the responsibilities and corporate goals and objectives that the CEO is responsible for meeting;

- assess the performance of the CEO against a set of mutually agreed corporate objectives through a process that includes a comparison of the CEO's performance against the duties outlined in the CEO position description and review of the CEO's performance by the Board and the Compensation Committee; and

- approve CEO compensation.

The Board will also satisfy itself as to the integrity of the CEO, senior management and employees of the Corporation through monitoring compliance with the Corporation's Code of Business Conduct and Ethics (the "Code") and its Whistleblower Policy. The Board will satisfy itself that the CEO and senior management create and maintain a culture of integrity throughout the organization.

(c) Strategic Planning Process
The Board will:

- adopt a strategic planning process and periodically review and approve a corporate strategic plan for the Corporation and its operating subsidiaries;

- review operating and financial performance results relative to established strategy, budgets and objectives;

- monitor the progress of the Corporation against the goals addressed in the strategic plan; and

- approve all major corporate transactions.

(d) Principal Risks and Management Systems

The Board will:

- identify and review with management the principal business risks to the Corporation. The Board will ensure that appropriate procedures are implemented to identify, monitor, manage and mitigate those risks;
- ensure that effective systems are in place to monitor the integrity of the Corporation's internal controls and management information systems;
- ensure that management processes are in place to address and comply with applicable laws and regulations, including applicable corporate, securities and regulatory requirements; and
- confirm and monitor that processes are in place to comply with the Corporation's by-laws, the Code and the Whistleblower Policy.

(e) Succession Planning

In meeting its responsibility for ensuring succession planning, the Board will satisfy itself that senior management possess the necessary level of integrity, skill and experience to fulfill their respective functions and will:

- appoint senior management and approve their compensation, based on level and amount of responsibility, as recommended by the Compensation Committee;
- monitor the performance of senior management against corporate objectives directed at maximizing the financial value of the Corporation; and
- establish a process to adequately provide for management succession, including the selection, recruitment, appointment, development, evaluation and, where necessary, termination of the CEO and other members of senior management.

(f) Communications Policy and Public Disclosure

The Board will confirm that the Corporation has a system for corporate communications to shareholders and the public, including processes for consistent, transparent and timely public disclosure. In doing so, the Board will:

- adopt policies relating to, among other matters, the confidentiality of the Corporation's business information and conflicts of interest;
- ensure the Corporation maintains communications systems that effectively communicate with its stakeholders and provide full, accurate and timely public disclosure, including a corporate disclosure policy and whistleblower policy;
- assure themselves that information and reporting systems exist in the Corporation that are reasonably designed to provide timely accurate information sufficient to allow themselves and management to reach informed decisions; and
- review the Corporation's financial statements and oversee its compliance with applicable audit, accounting and reporting requirements.

(g) Corporate Governance and Governance Guidelines

To ensure that the Corporation continues to uphold a high standard of corporate governance, the Board will:

- establish appropriate structures and procedures to allow the Board to function independently of management;
- appoint a Corporate Governance and Nominating Committee composed of directors who meet the criteria for independence contained in applicable laws and stock exchange rules and regulations;

- clearly articulate what is expected from a director by developing a position description for directors, the Chair, the President and CEO and the chair of each Board committee;
- establish boundaries between Board and senior management responsibilities and establish limits of authority delegated to senior management; and
- review and assess the adequacy of the charters of each Board committee on an annual basis.

3. BOARD ORGANIZATION

The Corporation will only recruit Board members who have sufficient time and energy to devote to the task of being a director.

(a) Qualifications

The Board will determine Board member qualifications. In doing so, the Board will first determine the competencies and skills the Board as a whole is expected to possess. The Board will then determine what competencies and skills existing directors have, to ensure the capabilities and qualities of each director contribute to the Board's role in the Corporation.

(b) Composition

The Board will consist of directors who represent diverse personal experiences and backgrounds, particularly amongst the independent directors. At a minimum, each director candidate shall have demonstrated the highest personal and professional integrity; significant achievement in his or her field; experience and expertise relevant to the Corporation's business; a reputation for sound and mature business judgment; the commitment to devote the necessary time and effort in order to conduct his or her duties effectively; and, where required, financial literacy.

(c) Size

The Board will periodically review the size of the Board with a view to ensuring that it reflects applicable independence requirements and facilitates effective decision-making. The size of the Board will be within the minimum and maximum number provided for in the Corporation's articles.

(d) Term of Office

The Board has not established a specific number of years a director may serve on the Board. Directors are generally elected for a term of one year and may stand for re-election at the end of each term. The Corporate Governance and Nominating Committee, in consultation with the Chair, will review each director's nomination for election on an annual basis.

(e) Board Chair

The directors will select from among their number a Chair who will assume responsibility for providing leadership to enhance the effectiveness and independence of the Board. The Chair also manages the affairs of the Board so as to assist the directors in carrying out their responsibilities and enhance the effectiveness of the Board as a whole. In conjunction with the CEO, the Chair sets the Board agenda, chairs the Board meetings and private sessions for the independent directors. The duties of the Chair are outlined in the position description for that role.

(f) Board Committees

The Corporate Governance and Nominating Committee will annually recommend to the Board those directors it considers qualified for appointment, or reappointment as the case may be, to each Board committee. Committee assignments will be reviewed on an annual basis and rotation of assignments will be considered periodically, taking into account the special expertise and knowledge required for each position, applicable regulatory requirements and directors' interest, abilities and prior Committee service. When a vacancy occurs at any time in the membership of any Board committee, the Corporate Governance and Nominating Committee will recommend to the Board a director to fill such vacancy.

(g) Independent Directors

The Board will ensure to the fullest extent practicable in the circumstances that director candidates presented for election by shareholders or appointed by the Board to fill vacancies are such that, after giving effect to such election or appointment, the Board is composed of a majority of independent directors. During periods in which the Board is not composed of a majority of independent directors, the Board will continue its efforts to identify suitable candidate(s) until such independence requirement has been met.

(h) Change of Occupation or Directorships

Each director should promptly advise the Corporation's Corporate Secretary in writing of (i) each directorship held in relation to a public company in any jurisdiction; and (ii) any material change in their principal employment (including retirement from their principal employment).

(i) Conflict of Interest

A director's business or personal relationships may occasionally give rise to a material personal interest in a business matter or relationship of the Corporation that conflicts, or appears to conflict, with the interests of the Corporation. In such circumstances, the issue should be raised with the Chair. Appropriate steps will then be taken to determine whether an actual or apparent conflict exists, and in accordance with statutory requirements, determine whether it is necessary for the director to be excused from discussions on the issue.

In addition, each director must ensure that he or she is free from any interest and any business or other relationship, which could, or could reasonably be perceived to materially interfere with the director's ability to act with a view to the best interests of the Corporation, other than interests and relationships arising from holding shares of the Corporation.

4. NOMINATION OF DIRECTORS

Although directors may be nominated to bring special expertise or a point of view to Board deliberations, they are not chosen to represent a particular constituency. The best interests of the Corporation must be paramount at all times. To this end, the Board will:

- appoint a Corporate Governance and Nominating Committee composed of independent directors; and
- confirm a formal process for selecting directors by the Corporate Governance and Nominating Committee.

5. BOARD INDEPENDENCE

To promote the effective functioning of the Board and its committees, the Board will:

- establish an Audit Committee, a Compensation Committee and a Corporate Governance and Nominating Committee, each composed of independent directors and approve their respective charters and the limits of authority delegated to them; and
- ensure that, at the Corporation's expense, the Board and each of the above committees may retain outside legal and other experts where reasonably required to assist and advise directors in carrying out their duties and responsibilities.

6. EVALUATION

The Board will establish appropriate processes for the regular evaluation of:

- the effectiveness and performance of the Board, Board committees and individual directors; and
- the adequacy and effectiveness of the Board's mandate, committee charters and the position descriptions applicable to individual directors.

7. ORIENTATION OF NEW DIRECTORS

The Corporation will make arrangements for the orientation and education of new directors, which will include a strategic overview session with the CEO and a review of the Corporation's financial statements. New directors will be provided with a range of written materials including those which outline the organization of the Board and its committees, the powers and duties of directors, the required standards of performance for directors, the Code, the Whistleblowing Policy and this Mandate.

If requested by a new director, management will also arrange site visits and private meetings with members of senior management.

8. BOARD COMPENSATION

The Board will ensure the amount and form of directors' compensation realistically reflects the responsibilities and risks involved in being a director by:

- appointing a Compensation Committee and a Corporate Governance and Nominating Committee, each composed entirely of independent directors; and
- approving the process for determining directors' compensation embodied in the charters of such committees.

9. ETHICAL BUSINESS CONDUCT

To encourage and promote a culture of ethical business conduct throughout the Corporation, the Board will adopt a Code of Business Conduct and Ethics and a Whistleblower Policy for directors, officers and employees, monitor compliance with those policies and make them publicly available.

10. MEASURES FOR RECEIVING FEEDBACK FROM SECURITY HOLDERS

Interested investors and analysts are invited, after all significant public announcements, including the release of interim and annual financial information, to discuss with designated spokespersons the impact of such information. The President and CEO and the Chief Financial Officer are available to discuss matters of concern to shareholders. They can be reached at:

70 University Avenue,
12th Floor, Suite 1200
Toronto,Ontario
M5J 2M4
Tel: (416) 596-8020
Fax: (416) 596-9362
E-mail: corpservices@cl-na.com

11. BOARD'S EXPECTATION OF MANAGEMENT

The Board expects management to act in the best interests of the Corporation. To this end, management will uphold the highest standards of ethical behavior, expressed by the values set out in the Code, and will create a culture of integrity throughout the Corporation. Management is expected to strive to enhance the financial value and the long term sustainability of the Corporation.

SCHEDULE C
LINDSEY MORDEN GROUP INC. (The "Corporation")

AUDIT COMMITTEE CHARTER

1. PURPOSE

The Corporation's Board of Directors (the "Board") has established the Audit Committee to assist the Board in fulfilling its oversight responsibilities in relation to:

- the integrity of the Corporation's financial statements and information provided to shareholders and others;
- the qualifications and independence of the Corporation's auditor;
- the design, implementation and evaluation of internal controls and disclosure controls;
- the performance of the Corporation's independent auditor; and
- the additional matters described herein or as may be delegated to the Audit Committee by the Board from time to time.

2. MEMBERS

The Board must appoint a minimum of three and a maximum of five directors to be members of the Audit Committee. The members of the Audit Committee will be selected by the Board on the recommendation of the Corporate Governance and Nominating Committee. All of the members of the Audit Committee will meet the criteria for independence contained in applicable laws and stock exchange rules and regulations, and at least a majority must be residents of Canada (so long as this is required under applicable law). In addition, every member of the Audit Committee will be financially literate within the meaning of applicable securities legislation and stock exchange rules.

Members of the Audit Committee (i) may not accept any consulting, advisory, or other compensatory fee from the Corporation, any of its subsidiaries or the parent of the Corporation exceeding $75,000 annually, other than director and committee fees, directors' compensation through equity-based compensation plans and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service), and (ii) may not be an affiliated person (within the meaning of applicable law or regulations) of the Corporation or any of its subsidiaries.

Any member may be removed and replaced at any time by the Board, and will automatically cease to be a member as soon as the member ceases to meet the qualifications set out above. The Board will fill vacancies on the Audit Committee by appointment from among qualified members of the Board. If a vacancy exists on the Audit Committee, the remaining members will exercise all of their powers so long as a quorum remains in office.

3. STRUCTURE AND OPERATION

Each year, the Board will appoint one member to be Chair of the Audit Committee. If, in any year, the Board does not appoint a Chair, the incumbent Chair, if then a member of the Audit Committee, will continue in office until a successor is appointed.

The Audit Committee shall meet as frequently as is necessary, but not less than four times a year. A quorum at any meeting of the Audit Committee shall be a majority of members, except where the Audit Committee has four members, in which case a quorum shall be two members. Meetings of the Audit Committee must be constituted so that resident Canadian requirements of the *Canada Business Corporations Act* are met.

4. DUTIES

The Audit Committee is responsible for performing the duties set out below as well as any other duties delegated to the Audit Committee by the Board.

(a) Appointment and Review of the Auditor

The auditor is ultimately accountable to the Audit Committee and reports directly to the Audit Committee. Accordingly, the Audit Committee will directly oversee and be responsible for the Corporation's relationship with each audit firm engaged for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Corporation. Specifically, the Audit Committee will:

- select, evaluate and recommend to the Board the auditor to be proposed for appointment or reappointment, as the case may be, by the Corporation's shareholders;
- review and approve the auditor's engagement letter;
- after seeking and taking into account the opinions of senior management, review the independence, experience, qualifications and performance of the auditor, including the lead audit partner, in recommending its appointment or reappointment, including considering whether the auditor's quality controls are adequate and the auditor's provision of any permitted non-audit services is compatible with maintaining its independence;
- resolve any disagreements between management and the auditor regarding financial reporting;
- at least annually, discuss with the independent auditor its internal independence and quality control procedures and any material issues raised by the most recent peer review;
- review and make recommendations to the Board regarding the auditor's fee and the terms of the auditor's engagement; and
- where appropriate, recommend to the Corporation's shareholders that the auditor be removed from office.

(b) Confirmation of the Auditor's Independence

At least annually, and before the auditor issues its report on the annual financial statements, the Audit Committee will:

- obtain from the auditor a formal, written statement describing all relationships between the auditor and the Corporation and its affiliates to ensure that the external auditor maintains an appropriate independent relationship with the Corporation;
- discuss with the auditor any disclosed relationships or services that may affect its objectivity and independence;
- obtain written confirmation from the auditor that it is objective within the meaning of the Rules of Professional Conduct/Code of Ethics adopted by the provincial institute or order of Chartered Accountants to which it belongs and is an independent public accountant within the meaning of the Independence Standards of the Canadian Institute of Chartered Accountants; and
- confirm that the auditor has complied with applicable laws with respect to the rotation of certain members of the audit engagement team.

(c) Pre-Approval of Non-Audit Services

The Audit Committee must pre-approve any non-audit service to be provided to the Corporation or any of its subsidiaries by the Corporation's auditors or the auditors of any of the Corporation's subsidiaries, provided that it will not approve any service that is prohibited under the rules of the Canadian Public Accountability Board or the Independence Standards of the Canadian Institute of Chartered Accountants. The Audit Committee will establish a written policy for the pre-approval of all non-audit services to be provided to the Corporation and its subsidiaries by the auditor and will review the policy on an annual basis. In addition, the Audit Committee may delegate to one or more of its members the authority to pre-approve the appointment of the auditor for any non-audit service to the extent permitted by applicable law, provided that any pre-approvals granted pursuant to such delegation shall be reported to the full Audit Committee at its next scheduled meeting.

(d) Communications with the Auditor

The Audit Committee has the authority to communicate directly with and receive reports from the auditor without management present and will meet privately with the auditor periodically and as frequently as the Audit Committee feels is appropriate to fulfill its responsibilities, which will not be less frequently than annually, to discuss any items of concern to the Audit Committee or the auditor.

(e) Review of the Audit Plan

The Audit Committee will discuss with the auditor the nature of an audit and the responsibility assumed by the auditor when conducting an audit under generally accepted auditing standards. The Audit Committee will ensure that the audit plan is appropriate, risk based and that it addresses any significant areas of concern identified by the auditor, the Audit Committee or the Corporation. The Audit Committee will review a summary of the auditor's audit plan for each audit.

(f) Review of Financial Statements and Accounting Policies

The Audit Committee will review and discuss with management and the auditor the annual audited financial statements, together with the auditor's report thereon, and the interim financial statements, before recommending them for approval by the Board. The Audit Committee will also review and discuss with management and the auditor prior to Board approval:

- management's discussion and analysis relating to the annual audited financial statements and interim financial statements;
- any reconciliation of the Corporation's financial statements, to the extent possible;
- any changes in generally accepted accounting principles; the presentation and impact of significant risks and uncertainties that could adversely affect the Corporation; and the Audit Committee's assessment of key management estimates, assumptions and judgments, in each case that are material to the financial information disclosed by the Corporation;
- all critical accounting policies and practices to be used by the Corporation;
- all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, the ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the auditor; and
- review all issues and statements related to a change of the auditor and the steps planned by management for an orderly transition.

The Audit Committee may also engage the auditor to review the interim financial statements and any reconciliation of the Corporation's financial statements prior to the Audit Committee's review of such financial statements or reconciliation.

The Audit Committee may also engage the auditor to perform a full audit of the financial statements of the Corporation at any time.

The Audit Committee will also meet periodically in camera alone, and meet separately with management and with the external auditor.

(g) Review of Other Financial Information

The Audit Committee will:

- review earnings press releases and other press releases containing financial information based on the Corporation's financial statements prior to their release, as well as financial information provided to analysts and rating agencies. The Audit Committee will also review the use of "pro forma", "adjusted" and all other non-GAAP information in such press releases and financial information. Such review may consist of a general discussion of the types of information to be disclosed or the types of presentations to be made;

- review all other financial statements of the Corporation that require approval by the Board before they are released to the public, including, without limitation, financial statements for use in prospectuses or other offering or public disclosure documents and financial statements required by regulatory authorities;

- review the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Corporation's financial statements; and

- review disclosures made to the Audit Committee by the Chief Executive Officer and Chief Financial Officer during their certification process for applicable securities law filings about any significant deficiencies and material weaknesses in the design or operation of the Corporation's internal control over financial reporting which are reasonably likely to adversely affect the Corporation's ability to record, process, summarize and report financial information, and any fraud involving management or other employees who have a significant role in the Corporation's internal control over financial reporting.

(h) Relations with Senior Management

Audit Committee members will meet privately with senior management periodically and as frequently as the Audit Committee feels is appropriate to fulfill its responsibilities, which will not be less frequently than annually, and to discuss any areas that are of concern to the Audit Committee or senior management.

(i) Oversight of Internal Controls and Disclosure Controls and Procedures

The Audit Committee will:

- review with senior management the adequacy of the internal controls that have been adopted by the Corporation to safeguard assets from loss and unauthorized use and to verify the accuracy of the financial records. The Audit Committee will review any special audit steps adopted in light of material control deficiencies;

- periodically review with senior management the controls and procedures that have been adopted by the Corporation to confirm that material information about the Corporation and its subsidiaries that is required to be disclosed under applicable law or stock exchange rules is disclosed in an accurate and timely manner;

- ensure the quality, timeliness and accuracy of all public disclosure of financial information of the Corporation and ensure that it is complete, fairly represents material information and complies will all applicable laws or stock exchange rules; and

- ensure that adequate procedures are in place for the review of the Corporation's public disclosure of financial information extracted or derived from the financial statements and periodically review the adequacy of those procedures.

(j) Code of Business Conduct and Ethics

The Audit Committee will:

- periodically review and assess the Corporation's Code of Business Conduct and Ethics (the "Code") and the Corporation's Whistleblower Policy;

- approve any waivers of the Code sought by directors or executive officers; and

- confirm that any waivers of the Code for directors or executive officers are promptly disclosed if required by applicable law or stock exchange requirements.

(k) Related Party Transactions

The Audit Committee will review all material related party transactions prior to implementation other than normal course commercial transactions conducted at market terms and, on a quarterly basis, review all other related party transactions conducted in normal course of business.

(l) Enterprise Risk Management

The Audit Committee will establish policies and procedures to ensure that the Corporation and its subsidiaries have appropriate, adequate and effective control environments and systems of risk management.

The Audit Committee will review with management, and any internal or external counsel as the Committee considers appropriate, any legal matters (including the status of pending litigation) that may have a material impact on the Corporation and any material reports or inquiries from regulatory or governmental agencies. The Committee will review with the Board any issues that arise with respect to the quality or integrity of the Corporation's financial statements, or compliance with legal or regulatory requirements.

(m) Taxation Matters

The Audit Committee will review with senior management the status of significant taxation matters of the Corporation.

(n) Employees of the Auditor

The Audit Committee will review and approve the Corporation's hiring policies for hiring partners and employees and former partners and employees of the present and any former auditor of the Corporation.

5. COMPLAINTS PROCEDURE

The Audit Committee will establish policies and procedures for the receipt, retention and treatment of complaints received by the Corporation and its subsidiaries under the Code and/or complaints regarding accounting or auditing matters, internal controls with respect to financial reporting and disclosure controls and procedures.

The Audit Committee will also establish procedures for the confidential, anonymous submission by employees of the Corporation and its subsidiaries of concerns regarding questionable accounting or auditing matters, internal controls with respect to financial reporting and disclosure controls and procedures.

The Audit Committee will receive periodic reports from the Chair regarding complaints and concerns made under such procedures.

6. REPORTING

The Audit Committee will regularly report to the Board on:

- the auditor's independence;
- the performance of the auditor and the Audit Committee's recommendations regarding its reappointment or termination;
- the adequacy of the Corporation's internal controls and disclosure controls;
- its recommendations regarding the annual and interim financial statements of the Corporation and any reconciliation of the Corporation's financial statements, including any issues with respect to the quality or integrity of the financial statements;
- its review of the annual and interim management's discussion and analysis;
- waivers under the Code;
- the Corporation's compliance with legal and regulatory requirements related to financial reporting; and
- all other significant matters it has addressed and with respect to such other matters that are within its responsibilities.

7. REVIEW AND DISCLOSURE

The Audit Committee will review this Charter at least annually and submit it to the Corporate Governance and Nominating Committee for approval together with amendments as it deems necessary and appropriate. The Corporate Governance and Nominating Committee will review this Charter and submit it to the Board for approval with such further amendments as it deems necessary and appropriate.

This Charter must be disclosed annually to shareholders of the Corporation or, if significant amendments are made to the Charter, in the next management proxy circular following the adoption of such amendments.

8. ASSESSMENT

At least annually, the Corporate Governance and Nominating Committee will review the effectiveness of the Audit Committee in fulfilling its responsibilities and duties as set out in this Charter and in a manner consistent with the corporate governance guidelines adopted by the Board.

9. ACCESS TO RECORDS AND OUTSIDE ADVISORS

In carrying out its duties, the Audit Committee:

- is empowered to investigate any matter with full access to all books, records, facilities and personnel of the Corporation and its subsidiaries;

- may retain and instruct any outside advisor, including independent counsel, at the expense of the Corporation without Board approval at any time; and

- has the sole authority to determine such advisor's fees and other retention terms.

LINDSEY MORDEN GROUP INC.

PROXY FOR ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON APRIL 13, 2006

This proxy is solicited by the management of Lindsey Morden Group Inc. (the "Corporation").

The undersigned shareholder of the Corporation hereby appoints James F. Dowd, Chair, or failing him, Jan Christiansen, President & CEO of the Corporation, or instead of any of the foregoing persons,

____

as proxy of the undersigned, with full power of substitution, to attend, vote and otherwise act for and on behalf of the undersigned **at the annual and special meeting of shareholders of the Corporation to be held on April 13, 2006 at 10:30 a.m. (the "meeting") and any adjournment thereof** and without limiting the general authorization and power hereby given, in the manner specified below upon the following matters:

A. Special Resolution to Change the Name of the Corporation to "Cunningham Lindsey Group Inc. / Groupe Cunningham Lindsey Inc.", attached as Schedule A to the accompanying management proxy circular **For** ☐ **Against** ☐

B. Election of directors **For** ☐ **Withhold from voting** ☐

C. Appointment of auditors **For** ☐ **Withhold from voting** ☐

in the case of items B and C as listed in the accompanying management proxy circular.

This proxy revokes and supersedes all proxies of earlier date.

Dated this ________________ day of ________________, 2006

____

Number of Subordinate Voting Shares

____

Name of Shareholder – Please print clearly and ensure name exactly matches shares' registration

____

Signature of Shareholder – Please sign exactly as shares are registered

1. **A shareholder may appoint a proxyholder other than the persons designated above, to attend, vote and otherwise act on the shareholder's behalf at the meeting or any adjournment thereof.** Such right may be exercised by inserting the name of the shareholder's nominee(s) in the space provided or by completing another form of proxy. Such proxyholder need not be a shareholder of the Corporation.

2. The shares represented by this proxy will be voted or withheld from voting on any ballot that may be called for in accordance with the instructions of the shareholder as indicated on this proxy and, if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly. **In the absence of instructions, the shares represented by this proxy will be voted by the management representatives FOR the Special Resolution, FOR the election of directors and FOR the appointment of auditors.**

3. If this proxy form is not dated in the space provided, it will be deemed to bear the date on which it was mailed by management of the Corporation.

4. To be valid, this proxy must be signed and deposited with the Corporation's transfer agent, CIBC Mellon Trust Company, Proxy Department, 200 Queen's Quay East, Unit #6, Toronto, Ontario M5A 4K9 before 9:30 a.m. (Toronto time) on April 12, 2006 or, if the meeting is adjourned, 48 hours (excluding Saturdays and holidays) before the beginning of any adjourned meeting. A shareholder who is an individual should sign this proxy exactly as the individual's shares are registered. If the shareholder is a corporation, a duly authorized officer or attorney of the shareholder must execute this proxy and, if the corporation has a corporate seal, the seal should be affixed. A proxy for shares registered in the name of an executor, administrator or trustee should be signed exactly as the shares are registered.

5. All shareholders should refer to the accompanying management proxy circular for further information regarding completion and use of this proxy and other information pertaining to the meeting. In many cases, shares beneficially owned by a holder (a "Non-Registered Holder") are registered in the name of a securities dealer or broker or other intermediary, or a depository. Non-Registered Holders should, in particular, review the sections relating to Non-Registered Holders under "Solicitation of Proxies" in the accompanying management proxy circular and follow the instructions of their intermediaries.

6. If a share is held by two or more persons, any one of them present or represented by proxy at the meeting may, in the absence of the other or others, vote in respect thereof, but if more than one of them is present or represented by proxy, they shall vote together in respect of each share so held.